FORM 11-K

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1997

                                      OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____________ to _______________

Commission file number 1-9513







                    EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                            CONSUMERS ENERGY COMPANY
                            212 West Michigan Avenue
                             Jackson, Michigan 49201
              (Full title of the Plan and address of the Plan, if
                 different from that of the issuer named below)









                            CMS ENERGY CORPORATION
                       Fairlane Plaza South, Suite 1100
                            330 Town Center Drive
                           Dearborn, Michigan 48126
                    (Name of Issuer of the Securities held
                     pursuant to the Plan and the address
                      of its principal executive office)




              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY





      FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
                  TOGETHER WITH AUDITORS' REPORT



                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Employees' Savings & Incentive Plan of Consumers Energy Company:

We have audited the accompanying statements of financial position of the EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in members' equity for each of the three years in the period ended December 31, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1997 and 1996, and the changes in members' equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of financial position and the statement of changes in members' equity is presented for purposes of additional analysis rather than to present the statement of financial position and statement of changes in members' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Detroit, Michigan,
June 23, 1998.





              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                        INDEX TO FINANCIAL
                     STATEMENTS AND SCHEDULES



STATEMENTS OF CHANGES IN MEMBERS' EQUITY FOR EACH OF THE THREE
YEARS IN THE
  PERIOD ENDED DECEMBER 31, 1997

STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 1997 AND 1996

NOTES TO FINANCIAL STATEMENTS

SCHEDULE I  - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS
OF
              DECEMBER 31, 1997

SCHEDULE II - SCHEDULE OF REPORTABLE TRANSACTIONS
              FOR THE YEAR ENDED DECEMBER 31, 1997

EXHIBIT A   - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

             STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                   (Continued on Following Page)


                                          For the Year Ended December 31, 1997
                            ---------------------------------------------------------------------
                                Total                 Fund A           Fund B         Fund C
                            -------------         -------------   -------------  ------------
MEMBERS' EQUITY -
  BEGINNING OF PERIOD       $479,029,108          $103,161,653    $130,874,122   $182,697,354
                            ------------          ------------    ------------   ------------

CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                  36,441,668             8,691,695      17,300,176      2,706,251
  Employers' contributions
    (Note 1)                  18,658,274                     -               -     18,658,274
  Reallocation of Members'
    contributions (Note 1)            -             (4,588,693)      9,854,306     (5,956,210)
  Interfund transfers                 -             (1,039,844)         46,735     (1,729,320)
                            -------------         -------------   -------------  -------------

                              55,099,942             3,063,158      27,201,217     13,678,995
                            -------------         -------------   -------------  -------------

  Investment income           22,030,770             6,517,272       3,144,374      6,218,927
  Interest income              1,570,189                     -               -              -
  Income from short-term
    investments                  867,306               562,281         248,254         31,236
  Gain (loss) on securities
    sold or distributed
    (Note 2)                  27,746,407                     -      24,106,588      3,609,663
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)   69,522,533                     -      16,010,288     54,445,827
                            -------------         -------------   -------------  -------------

                             121,737,205             7,079,553      43,509,504     64,305,653
                            -------------         -------------   -------------  -------------

  Distribution to Members    (28,411,275)           (8,208,714)     (8,581,832)    (9,700,793)
                            -------------         -------------   -------------  -------------

  Net change during period   148,425,872             1,933,997       62,128,889     68,283,855
                            -------------         -------------   -------------  -------------

MEMBERS' EQUITY -
  END OF PERIOD             $627,454,980          $105,095,650    $193,003,011   $250,981,209
                            =============         =============   =============  =============



  Value per unit                                      $12.6736        $26.7185        $9.0128
                                                   ============    ============  ============



 The accompanying notes are an integral part of these statements.


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

             STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                  (Continued from Preceding Page)


                                        For the Year Ended December 31, 1997
                              ----------------------------------------------------------------------
                                  Fund D                Fund E          Fund F         Fund G
                              -------------         -------------   -------------  -------------

MEMBERS' EQUITY -
  BEGINNING OF PERIOD         $ 24,286,037          $ 22,092,493    $ 13,566,347   $  2,351,102
                              -------------         -------------   -------------  -------------

CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                             -             4,547,027       2,696,067        500,452
  Employers' contributions
    (Note 1)                             -                     -               -              -
  Reallocation of Members'
    contributions (Note 1)               -               196,159        (109,925)       604,363
  Interfund transfers            2,059,905               366,374         225,170         70,980
                              -------------         -------------   -------------  -------------

                                 2,059,905             5,109,560       2,811,312      1,175,795
                              ------------          ------------    -------------  -------------

  Investment income                      -                     -             419        147,794
  Interest income                1,570,189                     -               -              -
  Income from short-term
    investments                          -                11,756           9,814          3,965
  Gain (loss) on securities
    sold or distributed
    (Note 2)                             -                12,969               -         17,187
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)              -             4,000,783        (149,281)     1,216,900
                              -------------         -------------   -------------  -------------

                                 1,570,189             4,025,508        (139,048)     1,385,846
                              -------------         -------------   -------------  -------------

  Distribution to Members                -            (1,130,615)       (702,542)       (86,779)
                              -------------         -------------   -------------  -------------

  Net change during period       3,630,094             8,004,453        1,969,722      2,474,862
                              -------------         -------------   -------------  -------------

MEMBERS' EQUITY -
  END OF PERIOD                $ 27,916,131          $ 30,096,946    $ 15,536,069   $  4,825,964
                              =============         =============   =============  =============



  Value per unit                                         $1.7541         $1.3012        $1.6731
                                                    ============     ============   ============



 The accompanying notes are an integral part of these statements.



              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

             STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                   (Continued on Following Page)


                                              For the Year Ended December 31, 1996
                             ----------------------------------------------------------------------
                                 Total                Fund A            Fund B         Fund C
                             -------------         -------------    -------------  -------------

MEMBERS' EQUITY -
  BEGINNING OF PERIOD        $392,990,758          $ 97,817,526     $100,622,058   $157,707,920
                             -------------         -------------    -------------  -------------

CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                   34,758,408            10,122,157       16,170,021      2,518,449
  Employers' contributions
    (Note 1)                   17,070,684                     -                -     17,070,684
  Reallocation of Members'
    contributions (Note 1)              -            (2,320,711)        (563,626)    (9,658,589)
  Interfund transfers                   -            (1,498,849)        (254,103)    (1,942,153)
                            -------------          -------------    -------------   ------------

                               51,829,092             6,302,597       15,352,292      7,988,391
                            -------------         -------------    -------------  -------------

  Investment income            14,306,964             6,249,786        2,699,058      5,346,122
  Interest income               1,464,552                     -                -              -
  Income from short-term
    investments                   649,794               359,066          113,244         37,599
  Gain (loss) on securities
    sold or distributed
    (Note 2)                   17,273,666               (67,895)      14,303,154      1,679,666
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)    23,818,783                   527        4,009,484     18,199,135
                            -------------         -------------    -------------  -------------

                               57,513,759             6,541,484       21,124,940     25,262,522
                            -------------         -------------    -------------   ------------

  Distribution to Members     (23,304,501)           (7,499,954)      (6,225,168)    (8,261,479)
                            -------------         -------------    -------------  -------------

  Net change during period     86,038,350             5,344,127       30,252,064     24,989,434
                            -------------         -------------    -------------  -------------

MEMBERS' EQUITY -
  END OF PERIOD              $479,029,108          $103,161,653     $130,874,122   $182,697,354
                            =============         =============    =============  =============



  Value per unit                                       $11.8445         $20.3259       $6.6609
                                                   ============     ============   ============



 The accompanying notes are an integral part of these statements.


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

             STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                  (Continued from Preceding Page)


                                              For the Year Ended December 31, 1996
                             ----------------------------------------------------------------------
                                 Fund D                Fund E           Fund F         Fund G
                             -------------         -------------    -------------  -------------
MEMBERS' EQUITY -
  BEGINNING OF PERIOD        $ 19,934,467          $  9,757,131     $  5,564,128   $  1,587,528
                             -------------         -------------    -------------  -------------

CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                            -             3,467,787        1,991,215        488,779
  Employers' contributions
    (Note 1)                            -                     -                -              -
  Reallocation of Members'
    contributions (Note 1)              -             7,188,580        5,103,638        250,708
  Interfund transfers           2,887,018               455,419          267,389         85,279
                             -------------         ------------     -------------  -------------

                                2,887,018            11,111,786        7,362,242        824,766
                             -------------         -------------    -------------  -------------

  Investment income                     -                     -            9,720          2,278
  Interest income               1,464,552                     -                -              -
  Income from short-term
    investments                         -                10,239            6,760        122,886
  Gain (loss) on securities
    sold or distributed
    (Note 2)                            -             1,358,737                -              4
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)             -               636,810         1,013,605       (40,778)
                             -------------         -------------    -------------  -------------

                                 1,464,552             2,005,786        1,030,085         84,390
                             -------------         -------------    -------------  -------------

  Distribution to Members               -               (782,210)        (390,108)      (145,582)
                             -------------         -------------    -------------  -------------

  Net change during period       4,351,570            12,335,362        8,002,219        763,574
                             -------------         -------------    -------------  -------------

MEMBERS' EQUITY -
  END OF PERIOD               $ 24,286,037          $ 22,092,493     $ 13,566,347   $  2,351,102
                             =============         =============    =============  =============



  Value per unit                                         $1.5014          $1.3027        $1.0921
                                                     ============    ============   ============



 The accompanying notes are an integral part of these statements.


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

             STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                   (Continued on Following Page)


                                              For the Year Ended December 31, 1995
                             ----------------------------------------------------------------------
                                 Total                Fund A            Fund B         Fund C
                             -------------         ------------     -------------  -------------

MEMBERS' EQUITY -
  BEGINNING OF PERIOD        $278,895,087          $87,616,045      $ 64,543,489   $110,588,248
                             -------------         -----------       ------------  ------------

CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                   34,525,422           12,475,089       15,387,333      3,265,244
  Employers' contributions
    (Note 1)                   17,499,632                    -               -      17,499,632
  Reallocation of Members'
    contributions (Note 1)              -           (2,847,126)      (1,826,916)    (7,155,652)
  Interfund transfers                   -           (1,583,281)         (68,487)    (1,151,219)
                            -------------         ------------     -------------  -------------

                               52,025,054            8,044,682        13,491,930     12,458,005
                            -------------         ------------     -------------  -------------

  Investment income            12,147,348            5,681,022         2,109,719      4,338,195
  Interest income               1,132,930                    -                 -              -
  Income from short-term
    investments                   630,798              443,781           115,202         54,142
  Gain (loss) on securities
    sold or distributed
    (Note 2)                    7,572,294                    -         7,150,555         18,576
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)    52,276,848              159,946        16,181,758     34,627,256
                            -------------         ------------     -------------  -------------

                               73,760,218            6,284,749        25,557,234     39,038,169
                            -------------         ------------     -------------  -------------

  Distribution to Members     (11,689,601)          (4,127,950)       (2,970,595)    (4,376,502)
                            -------------         ------------     -------------  -------------

  Net change during period    114,095,671           10,201,481        36,078,569     47,119,672
                            -------------         ------------     -------------  -------------

MEMBERS' EQUITY -
  END OF PERIOD              $392,990,758          $97,817,526      $100,622,058   $157,707,920
                             =============         ============     =============  =============



  Value per unit                                      $11.0822          $16.9345      $5.7191
                                                    ===========     ============    ============



 The accompanying notes are an integral part of these statements.


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

             STATEMENTS OF CHANGES IN MEMBERS' EQUITY
                  (Continued from Preceding Page)


                                              For the Year Ended December 31, 1995
                             -------------------------------------------------------------------
                                 Fund D               Fund E            Fund F         Fund G
                             -------------         ------------     -------------  -------------
MEMBERS' EQUITY -
  BEGINNING OF PERIOD         $16,147,305           $         -      $          -   $          -
                              ------------          ------------     -------------  -------------

CHANGES DURING PERIOD:
  Members' contributions
    (Note 1)                      189,603              1,841,146         1,266,831       100,176
  Employers' contributions
    (Note 1)                            -                     -                  -             -
  Reallocation of Members'
    contributions (Note 1)              -              6,618,912         3,807,805     1,402,977
  Interfund transfers           2,464,629                161,329           160,438        16,591
                            -------------           ------------     -------------  -------------

                                2,654,232              8,621,387         5,235,074     1,519,744
                             ------------           ------------     -------------  -------------

  Investment income                     -                     -              1,668        16,744
  Interest income               1,132,930                     -                  -             -
  Income from short-term
    investments                         -                  9,154             7,780           739
  Gain (loss) on securities
    sold or distributed
    (Note 2)                            -                403,163                 -             -
  Change in unrealized
    appreciation (depreciation)
    of investments (Note 2)             -                856,566            400,992       50,330
                              ------------          ------------      -------------  ------------

                                 1,132,930             1,268,883            410,440       67,813
                              ------------          ------------      -------------  -------------

  Distribution to Members               -               (133,139)           (81,386)         (29)
                              ------------          ------------      -------------  -------------

  Net change during period       3,787,162             9,757,131          5,564,128     1,587,528
                              ------------          ------------      -------------  -------------

MEMBERS' EQUITY -
  END OF PERIOD                $19,934,467           $ 9,757,131       $  5,564,128  $  1,587,528
                              ============          ============      =============  =============



  Value per unit                                         $1.2912            $1.1463       $1.0477
                                                    ============       ============   ============



 The accompanying notes are an integral part of these statements.



              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

                 STATEMENTS OF FINANCIAL POSITION
                   (Continued on Following Page)

                                                        December 31, 1997
                              ---------------------------------------------------------------------
                                  Total                  Fund A          Fund B         Fund C
                              -------------          -------------   -------------  -------------

ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                $ 87,037,067           $ 87,037,067    $          -   $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $147,146,418
      in 1997 and $106,350,560
      in 1996)                 185,885,268                      -     185,885,268              -
    Common stock of CMS Energy
      (cost $120,962,483 in
      1997 and $107,248,940
      in 1996)                 244,062,001                      -               -     244,062,001
    Loans to Members (at cost
      which approximates
      market)                   27,768,757                      -               -              -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $30,351,854
      in 1997 and $20,066,900
      in 1996)                  29,843,750                      -               -              -
    Smith Barney International
      Equity Collective Trust
      (cost $14,612,341 in 1997
      and $11,350,503 in 1996)  15,954,547                      -               -              -
    Class G Common Stock of CMS
      Energy (cost $3,219,391
      in 1997 and $2,298,662
      in 1996)                   4,445,842                      -               -              -
    Short-term investments (at
      cost which approximates
      market)                   22,263,934             16,998,600       4,732,260        312,442
                             -------------          -------------   -------------  -------------

    Total Investments          617,261,166            104,035,667     190,617,528    244,374,443
                             -------------          -------------   -------------  -------------

  Other Assets -
    Current receivables from
      Employers                  6,551,277                      -               -      6,551,277
    Current receivables from
      Members                    3,251,085              1,047,327       2,138,288        123,194
    Interest and dividends
      receivable                   391,452                 80,741         305,013          3,027
                             -------------          -------------   -------------  -------------

    Total Other Assets          10,193,814              1,128,068       2,443,301      6,677,498
                             -------------          -------------   -------------  -------------

      Total Assets             627,454,980            105,163,735     193,060,829    251,051,941
                             -------------          -------------   -------------  -------------

  Accrued interfund
    transfers, net                      -                 (68,085)        (57,818)       (70,732)
                             -------------          -------------    -------------  -------------


MEMBERS' EQUITY               $627,454,980           $105,095,650    $193,003,011   $250,981,209
                             =============          =============   =============  =============


 The accompanying notes are an integral part of these statements.




              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

                 STATEMENTS OF FINANCIAL POSITION
                  (Continued from Preceding Page)

                                                         December 31, 1997
                              ----------------------------------------------------------------------
                                  Fund D                  Fund E          Fund F         Fund G
                              -------------          -------------   -------------  -------------

ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                 $         -           $          -    $          -   $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $147,146,418
      in 1997 and $106,350,560
      in 1996)                           -                      -               -              -
    Common stock of CMS Energy
      (cost $120,962,483 in
      1997 and $107,248,940
      in 1996)                           -                      -               -              -
    Loans to Members (at cost
      which approximates
      market)                   27,768,757                      -               -              -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $30,351,854
      in 1997 and $20,066,900
      in 1996)                           -             29,843,750               -              -
    Smith Barney International
      Equity Collective Trust
      (cost $14,612,341 in 1997
      and $11,350,503 in 1996)           -                      -      15,954,547              -
    Class G Common Stock of CMS
      Energy (cost $3,219,391
      in 1997 and $2,298,662
      in 1996)                           -                      -               -      4,445,842
    Short-term investments (at
      cost which approximates
      market)                            -                 50,301          94,965         75,366
                              -------------          -------------   -------------  -------------

    Total Investments           27,768,757             29,894,051      16,049,512      4,521,208
                              -------------          -------------   -------------  -------------

  Other Assets -
    Current receivables from
      Employers                          -                      -               -              -
    Current receivables from
      Members                            -                159,226        (521,881)       304,931
    Interest and dividends
      receivable                         -                  1,323             894            454
                              -------------          -------------   -------------  -------------

    Total Other Assets                   -                160,549        (520,987)       305,385
                              -------------          -------------   -------------  -------------

      Total Assets              27,768,757             30,054,600      15,528,525      4,826,593
                              -------------          -------------   -------------  -------------

  Accrued interfund
   transfers, net                  147,374                 42,346           7,544           (629)
                             -------------           -------------   ------------   -------------


MEMBERS' EQUITY               $ 27,916,131           $ 30,096,946    $ 15,536,069   $  4,825,964
                             =============          =============   =============  =============


 The accompanying notes are an integral part of these statements.





              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

                 STATEMENTS OF FINANCIAL POSITION
                   (Continued on Following Page)

                                                         December 31, 1996
                              ---------------------------------------------------------------------
                                  Total                  Fund A          Fund B         Fund C
                              -------------          -------------   -------------  -------------
ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                $ 91,044,886           $ 91,044,886    $          -   $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $106,350,560
      in 1996 and $80,208,320
      in 1995)                 129,079,125                      -     129,079,125              -
    Common stock of CMS Energy
      (cost $107,248,940 in
      1996 and $100,690,825
      in 1995)                 175,902,631                      -               -    175,902,631
    Loans to Members (at cost
      which approximates
      market)                   24,218,458                      -               -              -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $20,066,900
      in 1996 and $8,353,163 in
      1995)                     21,559,997                      -               -              -
    Smith Barney International
      Equity Collective Trust
      (cost $11,350,503 in 1996
      and $4,426,633 in 1995)   12,767,104                      -               -              -
    Class G Common Stock of CMS
      Energy (cost $2,298,662
      in 1996 and $1,446,458
      in 1995)                   2,308,212                      -               -              -
    Short-term investments (at
      cost which approximates
      market)                   12,171,604             10,652,397         684,724        486,759
                             -------------          -------------   -------------  -------------

    Total Investments          469,052,017            101,697,283     129,763,849    176,389,390
                             -------------          -------------   -------------  -------------

  Other Assets -
    Current receivables from
      Employers                  6,582,570                     -                -      6,582,570
    Current receivables from
      Members                    2,912,458              1,431,367         769,906       (231,310)
    Interest and dividends
      receivable                   482,063                 48,367         296,977          2,575
                             -------------          -------------   -------------  -------------

    Total Other Assets           9,977,091              1,479,734       1,066,883      6,353,835
                             -------------          -------------   -------------  -------------

      Total Assets             479,029,108            103,177,017     130,830,732    182,743,225
                             -------------          -------------   -------------  ------------


  Accrued interfund
   transfers, net                        -                (15,364)         43,390        (45,871)
                             -------------          -------------   -------------  -------------



MEMBERS' EQUITY               $479,029,108           $103,161,653    $130,874,122   $182,697,354
                             =============          =============   =============  =============


 The accompanying notes are an integral part of these statements.



              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

                 STATEMENTS OF FINANCIAL POSITION
                  (Continued from Preceding Page)

                                                         December 31, 1996
                              ----------------------------------------------------------------------
                                 Fund D                  Fund E          Fund F         Fund G
                              -------------          -------------   -------------  -------------

ASSETS:
  Investments (Note 1) -
    Guaranteed investment
      contracts (at cost
      plus interest earned
      thereon)                 $         -           $          -    $          -   $          -
    Common stock of corpora-
      tions other than CMS
      Energy (cost $106,350,559
      in 1996 and $80,208,320
      in 1995)                           -                      -               -              -
    Common stock of CMS Energy
      (cost $107,248,940 in
      1996 and $100,690,825
      in 1995)                           -                      -               -              -
    Loans to Members (at cost
      which approximates
      market)                   24,218,458                      -               -              -
    Nicholas-Applegate Core
      Growth Institutional
      Portfolio (cost $20,066,900
      in 1996 and $8,353,163 in
      1995)                              -             21,559,997               -              -
    Smith Barney International
      Equity Collective Trust
      (cost $11,350,503 in 1996
      and $4,426,633 in 1995)            -                      -      12,767,104              -
    Class G Common Stock of CMS
      Energy (cost $2,298,662
      in 1996 and $1,446,458
      in 1995)                           -                      -               -      2,308,212
    Short-term investments (at
      cost which approximates
      market)                            -                 32,071         300,131         15,522
                             -------------          -------------   -------------  -------------

    Total Investments           24,218,458             21,592,068      13,067,235      2,323,734
                             -------------          -------------   -------------  -------------

  Other Assets -
    Current receivables from
      Employers                          -                      -               -              -
    Current receivables from
      Members                            -                454,214         467,187         21,094
    Interest and dividends
      receivable                   132,505                  1,002             493            144
                             -------------           ------------    -------------  ------------

    Total Other Assets             132,505                455,216         467,680         21,238
                             -------------          -------------   -------------  -------------

      Total Assets              24,350,963             22,047,284      13,534,915      2,344,972
                             -------------          -------------   -------------  -------------


  Accrued interfund
    transfers, net                (64,926)                 45,209          31,432          6,130
                             -------------          -------------    -------------  -------------




MEMBERS' EQUITY              $ 24,286,037            $ 22,092,493    $ 13,566,347   $  2,351,102
                            =============           =============   =============  =============

 The accompanying notes are an integral part of these statements.






              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                  NOTES TO FINANCIAL STATEMENTS


(1)  PLAN DESCRIPTION

General

The Employees' Savings & Incentive Plan of Consumers Energy Company (the "Plan") is an employee benefit plan in which participant contributions are supplemented by contributions from the Company/Employer (Consumers and CMS Energy and their subsidiaries which are at least 80% owned and have adopted the
Plan). Mr. T. A. McNish, Vice-President, Secretary and Assistant Treasurer of Consumers Energy Company, is the Plan Administrator. The information provided below is only a summary of the Plan's provisions. Reference should be made to the Plan documents for more complete information.

Trustee

The Plan's funds are held in trust for the benefit of members covered by the Plan under the Trust Agreement with State Street
Bank and Trust (the "Trustee"), effective April 1997. NBD Bank was the Trustee during 1996 through March 1997.

Eligibility

To be eligible to participate in the Plan, an employee must be a regular employee.

Contributions

Each employee electing to participate in the Plan ("Member") contributes by payroll deductions not less than 1% nor more than 16% of his compensation. Each Member may change the amount of his contributions at any time by giving his Employer advance notice in writing. The change will be effective as soon as feasible. A Member may discontinue contributions as of any pay date upon notice to his Employer. However, if he discontinues contributions without simultaneously making an election for Elective Employer Contributions, he may not resume making contributions for three months.

A Member can choose an "Elective Employer Contribution" option, which allows the Member to reduce his salary by as much as 12% and have this amount contributed by the Employer to the Plan. If a Member's regular annual salary is equal to or more than $70,000, the most that can be contributed by the Employer on behalf of the Member to the Plan is 9%. Members' earnings related to such contributions are not currently taxable.

Each Employer contributes a Matching Employer Contribution equal to 50% of certain contributions by each of its participating employees. Such Employer



              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                  NOTES TO FINANCIAL STATEMENTS
                           (Continued)


(1)  PLAN DESCRIPTION (Continued)

contributions are limited to not more than 3% of each Member's compensation. The contributions of Members and the Employers are transferred monthly to the Trustee.

Each Employer may contribute an Incentive Contribution which is determined at the end of each year based on (1) earnings and (2) comparison of the Company's gas and electric rates with those of other major investor-owned utilities. The overall goal will be based 70% on earnings and 30% on energy rates.

The Incentive Contribution will be based on the Member's net
Elective Employer and Participant Contributions of up to 6% of each Member's compensation.

The Plan Administrator may exclude Incentive Contributions to the accounts of certain officers of Employers.

Matching Employer and Incentive Contributions vest as follows:
10% for each of the first four years of service with the Employer, and 20% for each of the next three years of service.
Member contributions are fully vested at all times.

Member Loans

Members may borrow from the Plan up to 50% of their account balance, not exceeding $50,000, including the vested portion of the Matching Employer Contributions, for extraordinary or emergency needs as defined in the Plan and at the discretion of the Plan Administrator. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant's loan fund (Fund D). Loan terms range from one to five years* and are secured by the balance in the Participant's account.** Repayments of principal and interest are made primarily through payroll deduction.

Plan-Related Expenses

The Company pays expenses relating to the administration of the Plan. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and distributions of securities for each investment fund are charged to the fund that incurred the cost.





 *(Up to ten years for purchase of a principal residence.)

**A new loan rate is determined by subtracting one full percentage point from the current major New York bank prime rate. The rate on new loans taken during 1997 was 7.50 percent.



              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                  NOTES TO FINANCIAL STATEMENTS
                           (Continued)


(1)  PLAN DESCRIPTION (Continued)

Fund Investments

    Fund A - The investments in this fund consist of guaranteed investment contracts with the Allstate Life Insurance Company, Chicago, Illinois; New York Life Insurance Company, New York, New York; Principal Mutual Life Insurance Co, Des Moines, Iowa; and Prudential Asset Management Company, Chicago, Illinois; and cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement.

    Fund B - The investments in this fund may consist of common stocks and securities convertible into common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Independence Investment Associates, Inc., Boston, Massachusetts, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

    Fund C - The investments in this fund may consist of common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund, shall not exceed 10% of the outstanding voting shares of CMS Energy Corporation. Employers' contributions must be invested in this fund.

    Fund D - The investments in this fund consist of the promissory notes of Plan Members.

    Fund E - The investments in this fund may consist of mid-cap growth-oriented common stock (other than securities of CMS Energy Corporation) selected by the Investment Manager, Nicholas-Applegate Capital Management, San Diego, California, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.





              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                  NOTES TO FINANCIAL STATEMENTS
                           (Continued)


(1)  PLAN DESCRIPTION (Continued)

    Fund F - The investments in this fund may consist of international common stock selected by the Investment Manager, Smith Barney Capital Management, New York, New York, in its sole discretion, and such amounts of cash, temporary investments of any type or cash equivalents as the Investment Manager shall deem necessary or advisable to maintain as part of the fund within the limitations specified in the Trust Agreement.

    Fund G - The investments in this fund may consist of Class G common stock of CMS Energy Corporation and such amounts of cash, temporary investments of any type or cash equivalents as the Trustee shall deem necessary or advisable to maintain as part of this fund within the limitations specified in the Trust Agreement; subject to the limitation that the total number of shares held at any time by this fund shall not exceed 10% of the outstanding Class G voting shares of CMS Energy Corporation.

Reallocations

All or part of a Member's past contributions which are in the Member's account on a Valuation Date may be reallocated among Fund A, Fund B, Fund C, Fund E, Fund F or Fund G on a Valuation Date by giving his employer advance notice in writing of such change. Any such reallocations of contributions will be done on the basis of the value of the contributions on such Valuation Date.

Forfeitures

The Plan provides that Members who receive a distribution, under certain conditions, forfeit all or a portion of the value of any Matching Employer and Incentive Contributions credited to their accounts. Such amounts forfeited totalled $260,318 in 1997 and are treated as a reduction of the Employers' contribution liability.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Valuations

The accompanying financial statements reflect the accrual basis of accounting. Investments, other than short-term, in Funds B, C, E, F and G are stated at current market value. Market value for most Fund B, C, E, F and G common stock is defined as the closing price of such stock as shown in a composite report of one or more generally recognized exchanges, including the New York Stock Exchange. There are also some securities which are traded in the over-the-counter ("OTC") market. OTC issues are priced at the bid price or "last" price furnished by the NASDAQ National Market. Short-term investments





              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                  NOTES TO FINANCIAL STATEMENTS
                           (Continued)



(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

held in Funds A, B, C, E, F and G are stated at cost which approximates market.

Gains and Losses

Amounts relating to gain (loss) on securities sold or distributed and change in unrealized appreciation (depreciation) as reported in the statement of changes in members' equity for the years ended December 31, 1997, 1996 and
1995 have been presented in conformity with the Department of Labor reporting requirements. Department of Labor rules require that realized gains (losses) and unrealized appreciation (depreciation) be based on the market value of the assets at the beginning of the Plan year or at the time of purchase during the year.

Guaranteed Investment Contracts

The Plan has entered into several fully benefit-responsive investment contracts with various insurance companies. All of these contracts are held in Fund A and are credited with interest and charged for Plan withdrawals and administrative expenses.
The contracts are included in the financial statements at contract value (cost plus accrued interest less withdrawals) which approximates fair value. The contracts earn interest at fixed rates ranging from 6.50% to 8.05% and mature between May 1999 and April 2003. The average aggregate yield for these contracts was 7.60% and 7.11% in 1997 and 1996, respectively.

Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3)  FEDERAL INCOME TAX ASPECTS OF THE PLAN

The last determination letter received by the Company from the Internal Revenue Service was dated November 20, 1996. The determination letter states that the Plan qualifies under Section 401(a) of the Internal Revenue Code (the "Code") of 1954 as amended by the "Employee Retirement Income Security Act of 1974" ("ERISA") and is exempt from taxation under Section 501(a) of the
Code.   Under existing Federal income tax laws, (a) the Company
is entitled to deduct its contributions to the Plan in computing its Federal income tax; (b) the income of the trust funds accumulated under the Plan is exempt from Federal income tax; and (c) Members are not subject to tax on amounts contributed by




              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY
                  NOTES TO FINANCIAL STATEMENTS
                           (Continued)


(3)  FEDERAL INCOME TAX ASPECTS OF THE PLAN (Continued)

the Company for their benefit until such time as such amounts are distributed to them, at which time they are taxable as ordinary income unless distributed as an "eligible rollover distribution."

(4)  RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of members' equity and distributions paid to members per the financial statements to members' equity and distributions paid to members per the Form
5500 for the Plan year 1997:



                      Total         Fund A          Fund B        Fund C         Fund D      Fund E        Fund F       Fund G
                  ------------  -------------   ------------  -------------  -----------  ------------  -----------   -----------

Members' Equity
  per Financial
  Statements      $627,454,980   $105,095,650   $193,003,011   $250,981,209  $27,916,131  $30,096,946   $15,536,069   $4,825,964
Benefits payable
to members 1997     (4,012,496)    (1,097,193)    (1,043,105)    (1,450,887)           -     (352,708)      (51,853)     (16,750)
                  ------------   -------------  -------------  -------------  -----------  -----------  ------------  -----------

Members' Equity
  per Form 5500   $623,442,484   $103,998,457   $191,959,906    $249,530,322  $27,916,131  $29,744,238  $15,484,216   $4,809,214
                 =============   =============   ============  =============  ===========  ===========   ===========  ==========

Distributions
  paid to members
  per financial
  statements        28,411,275      8,208,714      8,581,832       9,700,793           -     1,130,615      702,542      86,779
Benefits payable
to members 1996     (1,025,239)      (215,428)      (380,161)       (386,482)          -       (22,144)     (20,213)       (811)
Benefits payable
to members 1997      4,012,496      1,097,193      1,043,105       1,450,887           -       352,708       51,853      16,750
                 -------------    ------------   ------------  -------------     --------    ---------   -----------   ---------

Distributions
  paid per
  Form 5500       $ 31,398,532   $  9,090,479   $  9,244,776    $ 10,765,198    $      -   $ 1,461,179   $   734,182  $  102,718
                 =============   =============  ============   =============     ========    =========  ============ ===========




(5)  PLAN TERMINATION

The Employers expect the Plan to be permanent, but since future conditions affecting the Plan cannot be anticipated or foreseen, the Employers reserve the right, by action of the Board of Directors of Consumers Energy Company, to terminate or amend the Plan in whole or in part.

Upon termination or partial termination of the Plan, or upon a complete discontinuance of contributions, the interest of each person in the Plan shall be segregated and set aside by the Trustee and one hundred percent (100%) of the value of the Matching Employer contribution credited to the account of a person having an interest in the Plan shall be vested in such person.

(6)  GENDER

Any masculine terminology used herein shall also include the feminine.




                                                               SCHEDULE I


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

   ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     AS OF DECEMBER 31, 1997




Identity of Issuer and Title                                   Current
of Issue                                   Cost                  Value
-------------------------------       ----------            -----------

GUARANTEED INVESTMENT CONTRACTS
  (Fund A) -

  Allstate Life Insurance Company
    (6.71%, matures 07/28/2000)    $  4,683,843             $  4,683,843
  Allstate Life Insurance Company
    (7.22%, matures 06/14/99)         6,403,050                6,403,050
  Allstate Life Insurance Company
    (7.33%, matures 06/21/99)         6,418,919                6,418,919
  Allstate Life Insurance Company
    (7.65%, matures 03/27/2000)       6,131,360                6,131,360
  New York Life Insurance Company
    (7.45%, matures 03/31/2000)       6,095,089                6,095,089
  New York Life Insurance Company
    (7.73%, matures 05/11/99)        19,675,271               19,675,271
  Principal Mutual Life Insurance
    Company (7.20%,
    matures 04/01/03)                 6,328,698                6,328,698
  Principal Mutual Life Insurance
    Company (6.55%,
    matures 06/01/2000)               4,712,442                4,712,442
  The Prudential Asset Management
  Company
    (6.50%, matures 11/30/2001)      13,733,361               13,733,361
  The Prudential Asset Management
  Company
    (8.05%, matures 10/02/2000)      12,855,034               12,855,034
                                    -----------              -----------

  Total Guaranteed Investment
  Contracts                         $87,037,067              $87,037,067
                                    -----------              -----------


COMMON STOCK OF CORPORATIONS OTHER THAN
  CMS ENERGY CORPORATION (Fund B) -

ABBOTT LABORATORIES CORP            $ 1,105,540              $ 1,834,000
AIR PRODUCTS AND CHEMICALS INC        2,261,856                2,467,500
ALLEGIANCE CORP                         325,310                  467,775
ALLIED SIGNAL INC                       829,052                  865,519
AMERICAN EXPRESS CO                     511,564                1,517,250
AMERICAN INTL GROUP INC               1,391,045                1,669,313
ANADARKO PETROLEUM CORP                 329,152                  327,713
ASHLAND INC                             836,405                  934,163
ATLANTIC RICHFIELD COMPANY            1,375,406                1,426,225
AUTODESK INCORPORATED                   621,080                  595,700
AVERY DENNISON CORP                     450,605                  733,900
AVON PRODUCTS INC                       484,670                  521,688
BAKER HUGHES INC                        926,078                1,129,888
BANKAMERICA CORPORATION               2,764,664                3,730,300
BANKERS TRUST NEW YORK CORP             568,840                  685,869
BECTON DICKINSON + CO                   606,888                  720,000



                                                                SCHEDULE I


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

   ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     AS OF DECEMBER 31, 1997
                           (Continued)




Identity of Issuer and Title                                     Current
of Issue                                   Cost                    Value
------------------------------     ------------           --------------

BELL ATLANTIC CORP                   $4,376,025               $4,995,900
BELLSOUTH CORPORATION                   625,005                  962,944
BORG WARNER AUTOMOTIVE INC              222,747                  239,200
BOSTON SCIENTIFIC CORP                  357,818                  371,588
BRISTOL MYERS SQUIBB CO               1,706,589                3,501,125
BRITISH PETROLEUM PLC                 1,131,462                1,243,125
BRITISH STEEL PLC                       364,539                  310,844
BROWNING FERRIS INDS INC                706,070                  728,900
BURLINGTON NORTHERN SANTA FE CORP     1,203,863                1,180,306
CARDINAL HEALTH INC                   1,719,889                2,163,600
CATERPILLAR INC                         447,122                  436,500
CENDANT CORP                          1,395,922                1,875,169
CHEVRON CORP                          2,681,631                2,646,650
CITICORP                              3,510,609                3,603,469
COMERICA INC                          3,855,016                3,916,850
COMPAQ COMPUTER CORP                    540,753                1,291,025
COMPUTER ASSOC INTL INC                 952,909                1,518,450
CONAGRA INC                             884,500                1,212,375
CONSOLIDATED NATURAL GAS CO           2,169,999                2,407,900
COOPER INDUSTRIES INC                   425,584                  470,400
CORNING INC                           1,622,289                1,236,263
COSTCO COS INC                          129,695                  178,500
DANA CORPORATION                        455,599                  774,250
DANKA BUSINESS SYSTEMS                  255,572                  106,781
DAYTON HUDSON CORPORATION               682,392                  648,000
DIAL CORPNEW                          1,846,812                1,987,594
DOMINION RESOURCES INC                1,062,943                1,144,931
DU PONT, E I DE NEMOURS & CO          1,306,454                1,579,644
EL PASO NAT GAS CO                      587,187                  704,900
ENTERGY CORPORATION                     798,588                  880,163
EQUITABLE COMPANIES INC                 134,343                  169,150
FPL GROUP INC                         1,341,599                1,426,419
FEDERAL NATL MTG ASSN                 1,207,375                1,483,625
FIRST UNION CORP                        609,237                  732,875
FLORIDA PROGRESS CORP                   580,256                  639,775
FLOWSERVE CORP                          184,040                  192,769
FORD MOTOR COMPANY                    2,319,781                3,069,150
FORT JAMES CORP                         473,795                  527,850
GTE CORP                                974,453                1,052,925
GENERAL ELECTRIC COMPANY              2,662,942                6,662,450
GENERAL MOTORS CORPORATION            1,694,680                2,077,650
GENERAL RE CORPORATION                4,560,776                5,914,800
GLAXO WELLCOME                          475,739                  636,738
HALLIBURTON CO                          102,298                  160,813
HARRIS CORP                             701,936                  665,188
HARTFORD FINANCIAL SERVICES GROUP     1,264,066                1,918,031



                                                               SCHEDULE I


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

   ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     AS OF DECEMBER 31, 1997
                           (Continued)




Identity of Issuer and Title                                     Current
of Issue                                   Cost                    Value
------------------------------      -----------            -------------

HEALTHSOUTH CORP                   $  1,067,444             $  1,445,775
HEALTH MGMT ASSOC                       152,621                  204,525
HEWLETT PACKARD CORP                    937,167                1,060,375
HOME DEPOT INC                        2,613,754                4,730,606
HONEYWELL INC                         2,217,391                2,233,100
HOUSEHOLD INTL INC                      272,289                  306,300
HOUSTON INDUSTRIES INC                1,172,432                1,356,225
IMPERIAL OIL LTD                        501,205                  952,669
INGERSOLL-RAND COMPANY                  517,129                  692,550
INTEL CORPORATION                       475,844                  934,325
INTL BUSINESS MACHINES CORP             774,159                1,203,188
INTERNATIONAL PAPER CO                1,221,433                  944,438
JOHNSON & JOHNSON                     1,204,285                3,089,538
JONES APPAREL GROUP INC                 351,116                  313,900
KOMAG INC                               322,275                  160,650
LIZ CLAIBORNE INC                       534,238                  589,556
LOCKHEED MARTIN CORPORATION             252,493                  256,100
LOWE'S COMPANIES INC                  1,245,220                1,697,675
LUCENT TECHNOLOGY INC                 3,301,691                3,513,701
MARSH & MCLENNAN COMPANIES            1,956,517                3,265,838
MASCO CORP                              900,703                1,002,238
MERCK & COMPANY INC                   3,894,733                5,745,200
MICROSOFT CORP                        3,058,169                4,097,225
MOBIL CORP                              959,025                  931,219
MONTANA POWER CO                        919,009                1,127,125
MORGAN STANLEY DEAN WITTER            1,036,741                2,489,163
MYLAN LABS INC                          535,959                  544,375
NATIONAL SERVICE INDUSTRIES INC         566,811                  555,100
NORFOLK SOUTHERN CORP                   439,213                  457,500
NORTHROP GRUMMAN CORP                   988,582                1,460,500
NORWEST CORP                            128,529                  189,875
PARAMETRIC TECHNOLOGY CORP              312,538                  312,675
PARKER HANNIFIN CORP                    386,801                  405,994
PEOPLESOFT INC                          167,444                  218,400
PEPSICO INC                           3,892,537                4,005,625
PERKIN ELMER CORPORATION                713,027                  909,600
PHILIP MORRIS COMPANIES INC           1,173,596                2,669,750
PHILLIPS PETROLEUM COMPANY            2,343,911                3,180,075
PITNEY BOWES INC                      1,716,130                1,942,650
PRAXAIR INC                             385,671                  328,500
PROCTER & GAMBLE CO                     873,656                1,005,638
QUAKER OATS CO                        2,174,294                2,299,900
RAYCHEM CORPORATION                     819,204                1,007,663
RAYTHEON CO                              95,387                  107,684
REVLON INC, CLASS A                     351,956                  335,469




                                                             SCHEDULE I


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

   ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     AS OF DECEMBER 31, 1997
                           (Continued)




Identity of Issuer and Title                                Current
of Issue                                   Cost               Value
----------------------------          ---------       -------------

SCHERING PLOUGH CORPORATION             277,637           1,018,850
SCHLUMBERGER LTD                      1,842,255           1,835,400
SERVICE CORP INTL                     1,186,866           1,363,425
SOUTHWEST AIRLINES CO                 1,175,803           1,265,725
STAPLES INC                             483,320             663,225
*STATE STREET CORPORATION               357,097             384,006
STRATUS COMPUTER INC                    192,971             192,844
TJX COS INC                             944,911           1,179,063
TEXACO INC                            1,219,714           1,400,650
TEXAS INSTRUMENTS INC                   581,855             594,000
TEXAS UTILITIES COMPANY                 926,689             950,350
TEXTRON INCORPORATED                  2,346,764           2,562,500
THOMAS & BETTS CORP                     361,494             307,125
TRAVELERS GROUP INC                   3,141,323           3,402,206
TRICON GLOBAL RESTAURANTS INC           272,094             273,188
USX MARATHON GROUP                      952,408           1,096,875
UNIFI INC                               269,120             260,400
UNITED TECHNOLOGIES CORP              2,870,379           3,305,688
WAL MART STORES INC                     376,224             638,888
WARNER LAMBERT CO                       441,020             670,613
WHITMAN CORP                            269,246             458,700
XEROX CORPORATION                     3,691,216           4,233,038
TOMMY HILFIGER CORP                     340,629             273,975
                                   ------------        ------------

 TOTAL COMMON STOCK OF
 CORPORATIONS OTHER THAN
 CMS ENERGY CORPORATION (Fund B)   $147,146,418        $185,885,268
                                   ------------        ------------

*COMMON STOCK OF CMS ENERGY
CORPORATION (Fund C)               $120,962,483        $244,062,001
                                   ------------        ------------

LOANS TO MEMBERS (Fund D) (Loans
    mature during periods ranging
    from 0-10 years and at interest
    rates from 5.25% to 8.50%      $ 27,768,757        $ 27,768,757
                                   ------------        ------------

NICHOLAS-APPLEGATE CORE GROWTH
  INSTITUTIONAL PORTFOLIO (Fund E) $ 30,351,854        $ 29,843,750
                                   ------------        ------------

SMITH BARNEY INTERNATIONAL EQUITY
  COLLECTIVE TRUST (Fund F)        $ 14,612,341        $ 15,954,547
                                   ------------        ------------



                                                         SCHEDULE I


              EMPLOYEES' SAVINGS & INCENTIVE PLAN OF
                     CONSUMERS ENERGY COMPANY

   ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                     AS OF DECEMBER 31, 1997
                           (Continued)




Identity of Issuer and Title                                     Current
of Issue                                             Cost          Value
-------------------------------------       ------------- --------------

*CLASS G COMMON STOCK OF CMS ENERGY
  CORPORATION (Fund G)                       $  3,219,391   $  4,445,842
                                             ------------   ------------

*SHORT-TERM INVESTMENTS - STATE STREET       $ 22,263,934   $ 22,263,934
                                             ------------   ------------
    (Funds A, B, C, E, F and G)

Total Investments                            $453,362,245   $617,261,166
                                             ============   ============


*Represents Party-in-Interest


                                                            SCHEDULE II



      EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY COMPANY

              ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
                   FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                                 Current Value
 Identity of Party                                                                                 of Asset on
         and               Number of                     Purchase      Selling       Cost of       Transaction      Net Gain
 Description of Asset   Transactions      Shares            Price       Price          Asset           Date           (Loss)
---------------------    -----------    -----------    ------------  ------------   ------------   -------------  -----------

*CMS Energy Corp
  - Purchases                    21         554,962     $ 19,001,210          N/A    $ 19,001,210    $ 19,001,210          N/A
  - Sales                        34         247,271              N/A  $ 8,897,330       5,299,846       8,897,330   $3,597,484

Nicholas-Applegate
  Mutual Funds
  - Purchases                    10         670,240        10,371,984         N/A      10,371,984      10,371,984          N/A
  - Sales                         2           5,556               N/A     100,000          87,031         100,000       12,969

NBD Money Market for
  Personal Trusts
  - Purchases                    50      24,494,527        24,494,527         N/A      24,494,527      24,494,527          N/A
  - Sales                        24      24,494,527               N/A  24,494,527      24,494,527      24,494,527            0

State Street Bank
  & Trust Short-Term
  Investment Fund
  - Purchases                   339     127,191,184       127,191,184         N/A     127,191,184      127,191,184         N/A
  - Sales                       219     104,889,444               N/A 104,889,444     104,889,444      104,889,444           0









*Represents Party-in-Interest



EXHIBIT A








                  CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS





As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 23, 1998 included in the Employees' Savings & Incentive Plan of Consumers Energy Company's Annual Report on Form 11-K for the year ended December 31, 1997, into CMS Energy Corporation's previously filed Registration Statement File No. 33-29681.







                                                 ARTHUR ANDERSEN
LLP





Detroit, Michigan,
June 23, 1998





                            SIGNATURE





          Pursuant to the requirements of the Securities and Exchange Act of 1934, CMS Energy Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



       EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY
COMPANY







        By                        Thomas A McNish

            -----------------------------------------------------------
                                  Thomas A McNish
                            Vice-President and Secretary







Dated:  June 23, 1998.





                            SIGNATURE





          Pursuant to the requirements of the Securities and Exchange Act of 1934, CMS Energy Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



       EMPLOYEES' SAVINGS & INCENTIVE PLAN OF CONSUMERS ENERGY
COMPANY







        By

            -----------------------------------------------------------
                                  Thomas A McNish
                            Vice-President and Secretary







Dated:  June 23, 1998.